SEC
Mail Processing
Section
FEB 22 2016
Washington DC
416

16001665

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number: 3235-0123
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SEC FILE NUMBER
8-41854

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 AND ENDING December 31, 2015

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CVF Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

343 Millburn Avenue, Suite 208
(No. and Street)

Millburn	**NJ**	**07041**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Furman **973-564-5600**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Mark Furman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CVF Securities, Inc.**, as of **December 31, 2015**, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title PRES

Notary Public

OFFICIAL SEAL
MARIA FLIZACK
NOTARY PUBLIC - NEW JERSEY
My Comm. Expires July 19, 2019

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Exemption report and audit review

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

CVF SECURITIES, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2015

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholders,
CVF Securities, Inc.

We have audited the accompanying statement of financial condition of CVF Securities, Inc., as of December 31, 2015 and the related statements of operations, changes in shareholder equity, net capital computation, and cash flows for the year then ended. These financial statements are the responsibility of CVF Securities, Inc.'s management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CVF Securities, Inc. as of December 31, 2015 and the results of its operations, net capital computation, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III -Exemptive Provision under SEC Rule 15c3-3 (supplemental information) has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. section 240.17 a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Donahue Associates LLC

Donahue Associates LLC
Monmouth Beach, New Jersey
February 15, 2016

CVF SECURITIES, INC

TABLE OF CONTENTS

CVF Securities, Inc.
Statement of Financial Condition
As of December 31, 2015

ASSETS	
Current assets:	
Cash	$8,950
Prepaid expenses	1,500
Total Current Assets	$10,450
Total Assets	$10,450
LIABILITIES & STOCKHOLDERS' EQUITY	
Current liabilities:	
Accounts payable & accrued expenses	$0
Total Current Liabilities	$0
Stockholders' Equity:	
Common Stock - $.01 par value: 1,000 shares authorized, 10 shares issued and outstanding	$1
Additional paid-in capital	9,899
Retained Earnings	550
Total Stockholders' Equity	10,450
Total Liabilities & Stockholders' Equity	$10,450

Please see the notes to the financial statements.

CVF Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2015

Retainer income & transactions fees	$106,139
General and administrative expenses:	
Consulting expense	$95,951
General administration	8,140
Total general and administrative expenses	$104,091
Income from operations	$2,048
Provision for income taxes	(519)
Net income	$1,529

Please see the notes to the financial statements.

CVF Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015

Operating activities:	
Net income	$1,529
Changes in other operating assets and liabilities:	
Accounts payable & accrued expenses	(100)
Net cash provided by operations	$1,429
Net increase in cash during the fiscal year	$1,429
Cash at December 31, 2014	7,521
Cash at December 31, 2015	$8,950

Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$519

Please see the notes to the financial statements.

CVF Securities, Inc.
Statement of Stockholders' Equity
For the Year Ended December 31, 2015

	Stockholders' Equity
Balance at December 31, 2014	$8,921
Net income for the year	1,529
Balance at December 31, 2015	$10,450

Please see the notes to the financial statements.

1. *NATURE OF BUSINESS*

General - CVF Securities, Inc. (the "Company") was formed on October 12, 1989, primarily to facilitate the placement of debt and equity securities by its clients and to engage in merger and acquisition activities. The Company also provides related services including, but not limited to consulting and valuation services. The Company is registered as a broker-dealer with the Securities and Exchange Commission and FINRA (Financial Industry Regulatory Authority).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Revenue is recognized as earned. Fees are recorded when all aspects of a proposed transaction are satisfied and the earnings process is complete, and is typically based on either the amount of capital raised for a client in a transaction or the gross sales proceeds received by a client in a transaction.

Use of Estimates - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates; management does not expect such variances, if any, to have a material effect on the financial statements.

Income Taxes - The Company files its income tax returns using the cash method of accounting. At December 31, 2015, the Company has available net operating loss carryforwards of $15,086, which expire through the year 2031. The federal and state corporate tax returns are subject to examination by the applicable federal and state tax authorities for the years 2012 through 2014.

The deferred tax benefit attributable to the carryforwards amounting to approximately, $2,981 has been offset by a valuation allowance as ultimate collection or realization of the benefit is uncertain.

3. ANTI- MONEY LAUNDERING PROGRAM

The Company does not engage in the retail brokerage business and, as such, does not maintain any customer accounts, accept any customer or outside deposits or otherwise engage in any transactions, directly or indirectly, which would give rise to segregated or co-mingled accounts from, or with, outside patties. Additionally, the Company does not engage in trading activities nor make investments of any kind, for itself or any outside parties, nor does it maintain any deposit accounts related thereto. As part of its anti-money laundering program, the Company monitors its sole bank account on a weekly basis for any unusual or suspicious activity.

4. CONCENTRATIONS OF CREDIT

During 2015, approximately 90% of total fee income was earned from three customers, respectively.

The Company may periodically maintain cash balances at a commercial bank in excess of the Federal Deposit Insurance Corporation insurance limit.

The Company markets its services nationally, the Company's customers are sensitive to swings in economic cycles and their financial requirements will vary accordingly.

5. RELATED PARTY TRANSACTIONS

The Company pays fees to VF Capital ("VF"), a related entity, for certain advisory and consulting services rendered by VF to the Company or otherwise upon request. Additionally, to the extent that VF incurs any out of pocket expenses on behalf of the Company, the Company reimburses VF for such costs.

Contractually, no advisory or consulting fees are payable to VF, in the event that the Company does not have any fee income and the Company shall not be liable to VF for any expenses, directly or indirectly incurred by VF on the Company's behalf under such conditions. Notwithstanding the preceding, the Company reimburses VF for office and occupancy costs at the current rate of $100 per month.

6. SUBSEQUENT EVENTS

The Company has made a review of material subsequent events from December 31, 2015 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Members' equity	$10,450
DEBITS:	
Nonallowable assets:	
Prepaid Expenses:	(1,500)
NET CAPITAL	$8,950
Haircuts	0
ADJUSTED NET CAPITAL	$8,950
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$3,950
AGGREGATE INDEBTEDNESS:	
Accounts payable & accrued expenses	$0
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.00%
Excess net capital previously reported	$3,950
Excess net capital per this report	$3,950

CVF Securities, Inc.
343 Millburn Avenue-208
Millburn, NJ 07041

Schedule III
December 31, 2015

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

CVF Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief CVF Securities, Inc. states the following:

CVF Securities, Inc. claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

CVF Securities, Inc. met the identified provision throughout the most recent fiscal year without exceptions.

Thank you.

____
Mark Furman
President

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A

MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) CVF Securities, Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which CVF Securities, Inc. claimed an exemption from 17 C.F.R. section 240.15c3-3: 2(ii) (the "exemption provisions) and (2) CVF Securities, Inc. stated that it has met the identified exemption provisions through the most recent fiscal year without exception. CVF Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about Cahn Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Donahue Associates LLC

Donahue Associates LLC
Monmouth Beach, N.J.
February 15, 2016